UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number 1-33926

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
P. O. Box 1636
Silsbee, Texas 77656
(Full title of the plan and the address of the plan)

ARABIAN AMERICAN DEVELOPMENT COMPANY
(Name of issuer of the securities held pursuant to the plan)

1600 Hwy 6 South, Suite 240
 Sugar Land, Texas 77478
 (Address of issuer’s principal executive office)

TEXAS OIL AND CHEMICAL CO. II, INC.
401(K) PLAN

Index
Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	3

Notes to Financial Statements	4-15

Supplementary Information

Schedule H, line 4i - Schedule of Assets Held for Investment Purposes at End of Year (December 31, 2010)	16

Signature	17

 Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee
Texas Oil and Chemical Co. II, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Texas Oil & Chemical Co. II, Inc. Employee 401(k) Plan (the Plan) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Texas Oil and Chemical Co. II, Inc. 401(k) Plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets held for investment purposes at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2010 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2010 basic financial statements taken as a whole.

/s/ BKM Sowan Horan, LLP

June 23, 2011

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets:
Investments - at fair value (Notes 3 and 5)	$9,442,522	$7,087,256

Receivables:
Notes receivable from participants	497,110	348,572
Participants' contributions	-	15,919
Employer's contribution	-	11,779
Total receivables	497,110	376,270

Liabilities:
Excess deferred compensation contributions	16,859	10,073

Net assets available for benefits	$9,922,773	$7,453,453

See accompanying notes to the financial statements.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions to net assets attributed to:
Investment income :
Net appreciation in fair value of investments (Note 3)	$1,737,359
Interest income	25,175
Other investment income	9,202
1,771,736

Contributions:
Participants' contributions	616,182
Employer contributions	449,114
Rollover contributions	94,280
1,159,576

Total additions	2,931,312

Deductions from net assets attributed to:
Benefits paid to participants	454,346
Administrative expenses	7,646
Total deductions	461,992

Net increase	2,469,320

Net assets available for benefits:
Beginning of year	7,453,453

End of year	$9,922,773

See accompanying notes to the financial statements.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 1 - Description of Plan and Plan Amendments

The Plan is a defined contribution plan sponsored by Texas Oil & Chemical Co. II, Inc. (the “Company”).  The Company is a wholly owned subsidiary of Arabian American Development Company which is traded on the Nasdaq Stock Market under ticker symbol ARSD.  The following provides only general information and participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan, which became effective on September 1, 1978, as amended and restated effective November 1, 2008, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (“IRC”).   New employees shall become a participant on the entry date coincident with or following the completion of six months of service.

Employee Contributions

Participants may contribute up to 100% of their compensation, as defined.  Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans.  Participants’ salary deferral contributions are subject to IRC limitations, which was $16,500 in 2010.  The Plan allows catch-up contributions (within the meaning of Section 414(v) of the IRC) for participants who have reached age 50 by the end of the plan year.  Participants are only permitted to make catch-up contributions if they have made their maximum salary deferral contribution for the year.

Employer Contributions

The Company makes matching contributions equal to 100% of the participant’s deferral up to the first 6% of the participant’s eligible compensation.  In addition, each year the Company may at its discretion, make a profit-sharing contribution for the plan year not to exceed certain limitations prescribed by the IRC.  The Company did not make a profit-sharing contribution for the year ended December 31, 2010.

Participant Accounts

Each participant’s account reflects the participant’s contribution, the Company’s matching contribution, Plan earnings or losses on the account, an allocation of the Company’s discretionary contribution, if any, based on participant compensation and a charge for any distributions and direct expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 1 - Description of Plan (Continued)

Vesting

Participants are immediately vested in their contributions and rollover accounts, plus actual earnings thereon.  Vesting in the Company's matching contribution portion of their accounts, if any, is based on years of service according to the following schedule:

Years of Service	Vested Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Administrative Expenses

In accordance with the Plan, all administrative expenses may be paid out of the Plan unless paid by the Company.  During the year ended December 31, 2010, substantially all of the Plan's administrative expenses were paid by the Company.

Participant Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments in various investment options offered by the Plan.  The Plan currently offers shares of pooled separate accounts, guaranteed interest accounts, and common stock of Arabian American Development Company as investment options for participants.  Participants can change their investment options daily.

Notes receivable from participants

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of 50% of their vested account balance or $50,000, minus the highest outstanding note receivable balance during the immediate preceding twelve months.  The notes receivable are secured by the balance in the participant's account.  Each note shall bear a reasonable fixed rate of interest to be determined by the Administrator.  Interest rates range from 5.25% to 10.25% as of December 31, 2010.  Notes receivable are to be repaid within five years.  Principal and interest is paid ratably through periodic payroll deductions.

Notes receivable are measured at their unpaid principal balance plus accrued but unpaid interest.  Delinquent notes receivable are reclassified as distributions based on the terms of the Plan document.

Payment of Benefits

Upon termination of service, the participant or their beneficiary has the option to choose a lump sum payment, installment payment, or to purchase an annuity equal to the value of the participant’s vested interest in his or her account.  Participants that reach the age of 70 ½ are required to take a minimum distribution from their account.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 1 - Description of Plan (Continued)

Forfeitures

Forfeitures can be used to reduce future employer contributions or to pay administrative expenses.  The Plan used $2,884 of nonvested amounts to pay administrative expenses in the current year.

Voting Rights

Each participant is entitled to exercise voting rights attributable to Arabian American Development Company shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.  The Trustee is permitted to vote in the best interest of plan participants’ shares for which instructions have not been given by a participant.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates. See Note 5 for discussion of significant estimates used to measure fair value of investments.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note 5 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as, held during the year.

Payment of Benefits

Benefits are recorded when paid.

TEXAS OIL & CHEMICAL CO. II, INC. EMPLOYEE 401(K) PLAN
Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties

The Plan and its participants invest in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities will occur at any given time, and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Subsequent Events

For the year ended December 31, 2010, the Company has evaluated subsequent events for potential recognition and disclosure through the issuance date of the financials.  No items requiring disclosure were noted.

New Accounting Pronouncements

In January 2010 the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (ASU 2010-06). This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10.   ASU 2010-06 amends Codification Subtopic 820-10 to now require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements.  In addition, ASU 2010-06 clarifies the disclosures for reporting fair value measurement for each class of assets and liabilities and the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.  ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted.  The adoption of this guidance effective after December 31, 2009 did not have a material impact to the Plan’s financial statements.  The Plan is currently evaluating the impact of the disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements.

In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution pension plans. Participant loans are required to be classified as notes receivable from participants (rather than investments) and measured at their unpaid principal balance, plus any accrued but unpaid interest. The guidance, which must be applied retrospectively, is effective for fiscal years ending after December 15, 2010 with early adoption permitted. The Plan adopted this guidance in its December 31, 2010 financial statements and has reclassified participant loans of $348,572 for the year ended December 31, 2009 from investments to notes receivable from participants. Net assets available for benefits of the plan were not affected by the adoption of the new guidance.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 3 - Investments

As of December 31, 2010, and 2009, the Plan's investments that represent 5% or more of the net assets available for benefits are as follows:

	2010		2009
ARSD stock	$1,750,781	17.6%	$884,196	11.9%
Principal Small Capital Blend Separate Account	1,108,655	11.2	747,656	10.1
Principal Mid Capital Value I Separate Account	826,791	8.3	634,781	8.5
Principal Large Capital S&P 500 Index Separate Account	683,661	6.9	533,143	7.2
Principal Diversified International Separate Account	595,531	6.0	463,938	6.2
Guaranteed Interest Contract: Maturity 12/31/2014	593,369	6.0	-	-
Principal Money Market Separate Account	540,382	5.4	508,540	6.8
Guaranteed Interest Contract: Maturity 12/31/2013	-	-	396,385	5.3
Principal Bond and Mortgage Separate Account	-	-	375,095	5.0

	$6,099,170	61.4%	$4,543,734	61.0%

During 2010 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2010
ARSD stock	$848,473
Separate accounts	845,875
Mutual funds	13,378
Investment contract	29,633
Net appreciation in fair value of investments	$1,737,359

The market volatility of equity-based investments can substantially impact the value of such investments at any given time.  It is possible that the value of the Plan's investments, both in total and in individual participant accounts, has changed substantially since December 31, 2010.

Note 4 – Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2010	2009
Net assets:
Forfeiture account	$5,521	$12

Year Ended
December 31, 2010
Changes in net assets:
Forfeitures relating to current year activities	$8,465
Forfeitures used to pay administrative expenses	(2,884)
Earnings	115
Other	(187)
$5,509

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 5 - Fair Value Measurements

Financial Accounting Standards Board Statement Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”) establishes a framework for measuring fair value.  This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Employer security:  Valued at the closing price reported on the active market on which the individual security is traded.

Guaranteed interest contracts:  Valued at the amount plan participants or plan sponsors would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity.

Mutual funds: Valued at the closing price reported on the active market on which the Fund is traded.

Separate accounts :  Valued at the net asset value (“NAV”) of shares held by the plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 5 - Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Level 1		Level 2	Level 3	Total

ARSD stock (Note 7)	$1,750,781		$-	$-	$1,750,781
Guaranteed interest contracts	-		-	1,364,128	1,364,128
Separate accounts
Fixed Income		-	756,822	-	756,822
Balanced		-	1,220,049	-	1,220,049
Large U.S. Equity		-	1,090,423	-	1,090,423
Small/Mid U.S. Equity		-	2,237,504	-	2,237,504
Other		-	595,531	80,111	675,642
Mutual funds
Fixed Income	88,812		-	-	88,812
Large U.S. Equity	209,740		-	-	209,740
Small/Mid U.S. Equity	43,516		-	-	43,516
Other	5,105		-	-	5,105

Total assets at fair value	$2,097,954		$5,900,329	$1,444,239	$9,442,522

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total

ARSD stock (Note 7)	$884,196	$-	$-	$884,196
Guaranteed interest contracts	-	-	947,988	947,988
Separate accounts
Fixed Income	-	927,588	-	927,588
Balanced	-	931,900	-	931,900
Large U.S. Equity	-	993,869	-	993,869
Small/Mid U.S. Equity	-	1,680,887	-	1,680,887
Other	-	463,938	126,978	590,916
Mutual Funds
Fixed Income	59,380	-	-	59,380
Large U.S. Equity	23,701	-	-	23,701
Small/Mid U.S. Equity	46,831	-	-	46,831
Total assets at fair value	$1,014,108	$4,998,182	$1,074,966	$7,087,256

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 5 - Fair Value Measurements (Continued)

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2010.

                                                                                                            Guaranteed
	Interest	Separate
	Contracts	Account
Balance, beginning of year	$947,988	$126,978
Realized gains/(losses)	29,633	(37,352)
Unrealized gains/(losses) relating to instruments still held at the reporting date	-	50,423
Purchases, sales, issuances, and settlements (net)	386,507	(59,938)

Balance, end of year	$1,364,128	$80,111

Note 6 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to terminate the Plan at any time subject to the provisions of ERISA, as amended.  In the event of plan termination, participants will become 100% vested in their accounts.  Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

Note 7 - Related-Party Transactions

The Plan owned 396,104 shares of ARSD (Note 1) common stock valued at $1,750,781 at December 31, 2010.  The Plan owned 368,077 shares of ARSD (Note 1) common stock valued at $884,196 at December 31, 2009.

Certain Plan investments in shares of pooled separate accounts and guaranteed interest contracts are managed by Principal Insurance Company and qualifying employer securities are held by Principal Trust Company. Principal Insurance Company and Principal Trust Company are also the trustees, custodians and record keepers as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Purchases and sales of these accounts and the underlying investments comprising these accounts are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder.

Note 8 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 8 - Tax Status (Continued)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years 2006 and prior.

Note 9 - Excess Deferred Compensation Contributions

Excess contributions to the Plan for the year ended December 31, 2010 of $16,859 have not yet been refunded.  Excess contributions to the Plan for the year ended December 31, 2009 of $10,073 was paid in February 2010.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 10 – Net Asset Value (NAV) Per Share

Investment	Fair Value - December 31, 2010*	Fair Value - December 31, 2009*	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Principal Money Market Separate Account (a)	$ 540,382	$ 508,540	Daily	None	None
Principal Bond and Mortgage Separate Account (b)	141,905	375,095	Daily	None	None
Principal Government & HQ Bond Separate Account (c)	74,535	43,953	Daily	None	None
Principal Lifetime 2010 Separate Account (d)	130,693	216,334	Daily	None	None
Principal Lifetime 2020 Separate Account (d)	466,027	346,048	Daily	None	None
Principal Lifetime 2030 Separate Account (d)	347,215	192,968	Daily	None	None
Principal Lifetime 2040 Separate Account (d)	135,101	91,069	Daily	None	None
Principal Lifetime 2050 Separate Account (d)	140,368	85,481	Daily	None	None
Principal Lifetime Str Inc Separate Account (e)	645	-	Daily	None	None
Principal Large Capital Value I Separate Account (f)	52,673	61,295	Daily	None	None
Principal Large Capital Growth Separate Account (g)	136,574	109,394	Daily	None	None
Principal Large Capital Blend I Separate Account (h)	217,515	290,037	Daily	None	None
Principal Large Capital S&P 500 Index Separate Account (i)	683,661	533,143	Daily	None	None
Principal Mid Capital Value I Separate Account (j)	826,791	634,781	Daily	None	None
Principal Mid Capital S&P 400 Index Separate Account (k)	51,572	98,713	Daily	None	None
Principal Small Capital Blend Separate Account (l)	1,108,655	747,656	Daily	None	None
Principal Small Capital Value Separate Account (m)	250,486	199,737	Daily	None	None
Principal Diversified International Separate Account (n)	595,531	463,938	Daily	None	None
Principal U.S. Property Separate Account (o)	80,111	126,978	(o)	(o)	(o)
	$ 5,980,440	$ 5,125,160

        *The fair values of the investments have been estimated using the net asset value of the investment.
(a)	This pooled separate account invests mainly in short-term securities such as commercial paper.
(b)
The investment seeks current income.  The fund normally invests at least 80% of net assets in intermediate maturity fixed-income or debt securities rated BBB or higher by Standard & Poor’s Rating Service or Baa3 or higher by Moody’s Investor Service, Inc.  It may invest up to 20% of assets in non-investment grade securities.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 10 – Net Asset Value (NAV) Per Share (Continued)

(c)
The investment seeks to provide a high level of current income consistent with safety and liquidity.  The fund invests primarily in securities issued by the U.S. government, its agencies or instrumentalities or securities that are rated AAA by S&P, AAA by Fitch, or Aaa by Moody’s.

(d)
The investment seeks a total return consisting of long-term growth of capital and current income.  The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund.  It allocates the assets more conservatively over time.

(e)
The investment seeks current income and, as a secondary objective, capital appreciation.  The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors primarily seeking current income and secondarily capital appreciation.  Its asset allocation is designed for investors who are approximately 15 years beyond the normal retirement age of 65.

(f)
The investment seeks long-term growth of capital.  The fund normally invests at least 80% of net assets in common stocks of companies with large market capitalizations at the time of purchase.  It invests in value equity securities; the value orientation selection emphasizes buying equity securities that appear to be undervalued.

(g)
The investment seeks long-term growth of capital.  The fund normally invests at least 80% of net assets in equity securities of companies with market capitalizations within the range of companies in the Russell 1000 Growth Index at the time of purchase.  It may also invest in initial public offerings and foreign securities.  It invests in growth equity securities; growth orientation emphasizes buying equity securities of companies whose potential for growth of capital and earnings is expected to be above average.

(h)
The investment seeks long-term growth of capital.  The fund normally invests at least 80% of net assets in common stocks of companies with large market capitalizations similar to companies in Standard & Poor’s 500 Index at the time of purchase.  In selecting securities, management looks at stocks with value and /or growth characteristics and constructs an investment portfolio that has a “blend” of stocks with these characteristics

(i)
The investment seeks long-term growth of capital.  The fund invests at least 80% of net assets in common stocks of companies that compose the S&P 500 Index.  It uses an indexing strategy or a passive investment approach designed to track the performance of the S&P 500.

(j)
The investment seeks long-term growth of capital.  The fund invests at least 80% of net assets in equity securities of companies with medium market capitalizations (those with market capitalizations similar to companies in the Russell Midcap Value Index) at the time of purchase.  It invests in value equity securities; the value orientation selection emphasizes buying securities that appear to be undervalued.

(k)
This investment normally invests the majority of assets in common stocks of companies that compose the S&P MidCap 400 Index.  Management attempts to mirror the investment performance of the index by allocating assets in approximately the same weightings as the S&P MidCap 400 Index.  Over the long-term, management seeks a very close correlation between the performance of the Separate Account before expenses and that of the S&P MidCap 400 Index.

(l)
The investment seeks long-term growth of capital.  The fund normally invests at least 80% of net assets in equity securities of companies with small market capitalizations (those with market capitalizations similar to companies in the Russell 2000 Index) at the time of purchase.  It invests in equity securities with value and /or growth characteristics and constructs an investment portfolio that has a “blend” of equity securities with these characteristics

(m)
The investment seeks long-term growth of capital.  The fund normally invests at least 80% of net assets in equity securities of companies with small market capitalizations (those with market capitalizations similar to companies in the Russell 2000 Index) or in securities with market capitalizations of $3.5 billion or less at the time of purchase.    It invests in value equity securities; the value orientation selection emphasizes buying equity securities that appear to be undervalued.  The fund also invests in real estate investment trusts.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 10 – Net Asset Value (NAV) Per Share (Continued)

(n)
The investment seeks long-term growth of capital.  The fund invests primarily in equity securities of companies domiciled in any of the nations of the world, including those in countries with emerging markets.  It has no limitation on the percentage of assets that are invested in any one country or denominated in any one currency, but the fund typically invests in at least 30 countries.

(o)
 This pooled separate account invests mainly in commercial real estate and includes mortgage loans which are backed by the associated properties.  Until March 25, 2011, this separate account had a temporary withdrawal limitation.  Certain high need payments, such as death, disability, certain eligible retirements, and hardship withdrawals were not subject to the withdrawal limitation.  Other withdrawal requests were subject to the limitation until certain liquidity levels were achieved.

SUPPLEMENTARY INFORMATION

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
(Supplementary Information)
Schedule H, line 4i - Schedule of Assets Held for Investment Purposes at End of Year
(December 31, 2010)
			EIN: 74-2001879
			Plan No. 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Investments at fair value:
*	Guaranteed Interest Contract	Maturity date: 12/31/2010		$142,104
*	Guaranteed Interest Contract	Maturity date: 12/31/2011		159,563
*	Guaranteed Interest Contract	Maturity date: 12/31/2012		111,246
*	Guaranteed Interest Contract	Maturity date: 12/31/2013		357,846
*	Guaranteed Interest Contract	Maturity date: 12/31/2014		593,369
*	Principal Money Market Separate Account	10,592.49		540,382
*	Principal Bond and Mortgage Separate Account	151.05		141,905
*	Principal Government & HQ Bond Separate Account	3,312.50		74,535
*	Principal U.S. Property Separate Account	161.12		80,111
*	Principal Lifetime 2010 Separate Account	8,283.27		130,693
*	Principal Lifetime 2020 Separate Account	28,419.02		466,027
*	Principal Lifetime 2030 Separate Account	21,463.57		347,215
*	Principal Lifetime 2040 Separate Account (1)	8,338.23		135,101
*	Principal Lifetime 2050 Separate Account	9,016.18		140,368
*	Principal Lifetime Str Inc Separate Account	42.27		645
*	Principal Large Capital Value I Separate Account	4,395.90		52,673
*	Principal Large Capital Growth Separate Account	5,385.32		136,574
*	Principal Large Capital Blend I Separate Account	9,881.18		217,515
*	Principal Large Capital S&P 500 Index Separate Account	13,146.64		683,661
*	Principal Mid Capital Value I Separate Account	22,422.94		826,791
*	Principal Mid Capital S&P 400 Index Separate Account	2,056.39		51,572
*	Principal Small Capital Blend Separate Account	14,502.53		1,108,655
*	Principal Small Capital Value Separate Account	6,159.11		250,486
*	Principal Diversified International Separate Account	10,270.90		595,531
*	ARSD stock	396,104.27		1,750,781
	PIMCO Total Return A Fund	8,185.41		88,812
	American Century Equity Income A Fund	4,829.52		34,821
	Oppenheimer Rising Div A Fund	11,277.81		174,919
	Eagle Mid Capital Stock A Fund	1,117.82		30,818
	Fidelity Adv Small Capital T Fund	521.04		12,698
	Columbia Newp Grt China A Fund	89.15		5,105
*	Notes receivable from participants	(Interest rates range from 5.25% to 10.25%)		497,110
	Total			$9,939,632
(1)	Included in the Principal Lifetime 2040 Separate Account is $5,521 of nonparticipant-directed, unallocated forfeitures.
*	Parties-in-interest
	Column (d) cost is not required since all investments are directed by participants
See Report of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Texas Oil and Chemical Co. II, Inc. 401(K) Plan
Date: June 23, 2011	/s/ Nicholas Carter
Nicholas Carter
Plan Administrator